                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          COLONIAL DOWNS HOLDINGS, INC.
                                (Name of Issuer)

                  Class A Common Stock and Class B Common Stock
                         (Title of Class of Securities)

                                    1956H100
                                 (CUSIP Number)

 Ian M. Stewart, 10515 Colonial Downs Parkway, New Kent, VA 23124 (804) 966-1006
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and communications)

                                February 28, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Release #12, 12/91)

- ---------------------------
CUSIP No. 19564H100                  13D
- ---------------------------

- -------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CD Entertainment Ltd.
- -------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                            (b) [X]
- -------------------------------------------------------------------------------------


3      SEC USE ONLY
- -------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
- -------------------------------------------------------------------------------------
5      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [ ]
       N/A
- -------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF                1,779,931 Shares of Class A Common Stock
      SHARES                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                -0-
                      ---------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                1,779,931 Shares of Class A Common Stock
      PERSON                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
       WITH                  -0-
- -------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,779,931 Shares of Class A Common Stock
       2,250,000 Shares of Class B Common Stock
- -------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
- -------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Class A Common Stock 33.3%
       Class B Common Stock 75.0%
- -------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- -------------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

- ---------------------------
CUSIP No. 19564H100                  13D
- ---------------------------

- -------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jacobs Entertainment Ltd.
- -------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                            (b) [X]
- -------------------------------------------------------------------------------------


3      SEC USE ONLY
- -------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
- -------------------------------------------------------------------------------------
5      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          [ ]
       N/A
- -------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF                1,779,931 Shares of Class A Common Stock
      SHARES                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                -0-
                      ---------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                1,779,931 Shares of Class A Common Stock
      PERSON                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
       WITH                  -0-
- -------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,779,931 Shares of Class A Common Stock
       2,250,000 Shares of Class B Common Stock
- -------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
- -------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Class A Common Stock 33.3%
       Class B Common Stock 75.0%
- -------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- -------------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

- ---------------------------
CUSIP No. 19564H100                  13D
- ---------------------------

- -------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jeffrey P. Jacobs
- -------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                            (b) [X]
- -------------------------------------------------------------------------------------


3      SEC USE ONLY
- -------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
- -------------------------------------------------------------------------------------
5      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                           [ ]
       N/A
- -------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF                1,799,931 Shares of Class A Common Stock
      SHARES                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                -0-
                      ---------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                1,799,931 Shares of Class A Common Stock
      PERSON                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
       WITH                  -0-
- -------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,799,931 Shares of Class A Common Stock
       2,250,000 Shares of Class B Common Stock
- -------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
- -------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Class A Common Stock 33.6%
       Class B Common Stock 75.0%
- -------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- -------------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

Item 4.        Purpose of Transaction.

               On February 28, 2001, Jeffrey P. Jacobs ("Jacobs") proposed to the board of directors of Colonial Downs Holdings, Inc. (the "Issuer") a merger pursuant to which Jacobs and Diversified Opportunities Group Ltd. ("Diversified"), or an entity to be formed by Jacobs and Diversified, would acquire beneficial ownership of all of the stock of the Issuer not currently controlled by them for a cash purchase price of $1.00 for each outstanding share of the Issuer's Class A common stock and Class B common stock.

               Consummation of the transaction would be subject to various conditions, including the negotiation and execution of definitive agreements, approval by the Issuer's board of directors and shareholders, the obtaining of various regulatory approvals, and Jacobs' ability to complete certain financing necessary for the transaction.

Item 7.        Material to be Filed as Exhibits.

               A. Proposed Agreement and Plan of Merger, dated February 28, 2001

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2001                   CD ENTERTAINMENT LTD.
                                       By: Jacobs Entertainment Ltd., Manager

                                       By: /s/ Jeffrey P. Jacobs
                                           --------------------------------
                                               Jeffrey P. Jacobs, Manager

                                       JACOBS ENTERTAINMENT LTD.

                                       By: /s/ Jeffrey P. Jacobs
                                           --------------------------------
                                              Jeffrey P. Jacobs, Manager

                                        /s/ Jeffrey P. Jacobs
                                       ---------------------------------
                                       Jeffrey P. Jacobs